

August 9, 2012

Via E-mail
Linda Powers
Chief Executive Officer and Chairman
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 2, 2012**
> **File No. 000-33393**

Dear Ms. Powers:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Amendment of Company's Certificate of Incorporation to Increase Shares of Blank Check
Preferred Stock From 20,000,000 to 40,000,000, page 26

1. We note your disclosure that the increase in the number of authorized shares of Preferred Stock would provide the company with increased flexibility of action to meet future working capital and capital expenditure requirements through equity financings. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares of Preferred Stock. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director